

August 14, 2013

Via E-mail
The Toronto-Dominion Bank
Colleen Johnston
Group Head Finance and Chief Financial Officer
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario, Canada M5K 1A2

> **Re:** **The Toronto-Dominion Bank**
> **Form 40-F for the Fiscal Year Ended October 31, 2012**
> **Filed December 6, 2012**
> **Response dated June 24, 2013**
> **File No. 1-14446**

Dear Ms. Johnston:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended October 31, 2012

Exhibit 99.3

Notes to the Consolidated Financial Statements, page 9

Note 2 Summary of Significant Accounting Policies, page 10

Counterparty-Specific Allowance, page 13

1.   Refer to your response to prior comment 5 where you state that in Canada, you also use the "Emili" customized mortgage and property valuation rating system which is subject

to review by an independent third party. Please tell us if you perform procedures, other than reliance on a third party review, to assess the accuracy and validity of the valuation information within the Emili system. In addition, confirm that you will disclose in future filings, your utilization of and validation procedures for other asset valuation models (AVMs) and Emili.

Acquired Credit-Impaired Loans, page 13

2.	Refer to your response and proposed disclosure to prior comment 6 regarding the acquisition of the MBNA credit card portfolio. We note that the estimated fair value of acquired performing loans reflects incurred credit losses and the estimated fair value of acquired credit-impaired (ACI) loans reflects incurred and future expected credit losses at the acquisition date. You defined the ACI loans as all loans that were greater than 60 days past due or whose revolving privileges had been terminated as of the acquisition date. Please tell us the following related to the MBNA acquired loans portfolio:

*	Clarify for us whether the response to the first bullet point regarding the estimated average life being shorter than the estimated loss confirmation period over which incurred but not identified credit losses were expected to be identified applies to your performing loans or ACI loans as you reference both in the second paragraph.

*	If the above statement applied to your acquired performing loans, explain in greater detail why the estimated average life of the performing loan portfolio impacted the credit mark, and clarify whether this was the only factor considered in determining that the credit mark on the acquired performing loans was incurred versus future. In your response, tell us the estimated average life of the acquired performing loans and the estimated loss confirmation period.

*	Tell us the total number and dollar value of each of the loan pools you had that were acquired performing and the number and dollar value of the loan pools that had incurred credit losses at acquisition. Additionally, explain how you differentiate between loan pools with incurred losses and without incurred losses within this portfolio.

3.	Refer to your proposed disclosure on acquired loans included in response to prior comment 6. You state that all acquired loans are initially measured at fair value which considers incurred and expected future credit losses estimated at the acquisition, and that loans acquired with evidence of incurred credit loss are considered to be ACI loans. We note that you accrete to the expected cash flows, which excludes future expected credit losses on your acquired credit impaired loans with or without revolving terms. Please address the following:

- Tell us the amount of future expected credit losses for all ACI loans as of October 31, 2012. Also, explain how not accreting future expected credit losses is consistent with the definition of the effective interest method within IAS 39.9 and the basis for conclusions in IAS 39.BC32.

- Confirm that the only portfolio of loans with incurred credit losses at acquisition are ACI loans and revolving loans where the estimated average life was shorter than the estimated loss confirmation period over which the incurred but not identified credit losses are expected to be identified. Also, confirm that you did not consider events expected to occur in a future period in the incurred credit mark estimate except for the revolving loans.

- For loans with incurred losses at acquisition, identify the characteristics that comprise these loans. For example, are they past due or do they have a risk rating that is associated with poor credit quality?

- Discuss whether the loans with incurred losses were purchased at a discount due to credit quality, and clarify how the incurred credit losses are reflected in the price.

- You state that the fair value adjustments on acquired loans also reflect the acquired loan's interest rate in comparison to then current market rates. Clarify what you mean by this statement and whether you are implying that the effective interest rate is equivalent or similar to a market yield. To the extent that the effective interest rate is not similar to a market yield, tell us why and how you concluded that the effective interest rate determined for these loans is consistent with the guidance in IAS 39.BC32.

You may contact Lindsay McCord at (202) 551-3417 or Staci Shannon at (202) 551-3374 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant